Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

December 10, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,820,125

WESTERN WIND MAILS DIRECTORS’ CIRCULAR AND ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME

Vancouver, BC – December [10], 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that it has mailed its directors’ circular (the “Directors’ Circular”) in response to the offer (the “Offer”) from WWE Equity Holdings Inc., an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) to Western Wind shareholders to purchase all of the issued and outstanding shares of Western Wind (the “Western Wind Shares”) for $2.50 per Western Wind Share.

The Directors’ Circular contains no recommendation of the Western Wind board of directors (the “Board of Directors”) as to whether Western Wind shareholders should accept or reject the Offer, but urges shareholders to TAKE NO ACTION until there is further communication from the Board of Directors in a supplemental directors’ circular, which will be sent to shareholders at least seven days before the scheduled expiry date of the Offer.

The previously-announced auction process being led by Rothschild (Canada) Inc. is progressing as planned and as part of that process, the Board of Directors is currently in discussions with potential buyers. Some of the initial expressions of interest received imply a value for the Company significantly greater than that offered by the Offeror, although there is no guarantee that a superior proposal will surface. As a result, the Board of Directors does not believe they will be in a position to make a recommendation with respect to the Offer until they have

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concluded discussions with third parties and have assessed the Offer against any alternative transactions that may result from those discussions. Though invited, Brookfield Renewable chose not to participate in the auction process.

While it is impossible to predict whether any offers or transactions will emerge from discussions with third parties, these discussions demonstrate that Western Wind and its assets are attractive to other parties in addition to Brookfield Renewable.

Tendering Western Wind Shares to the Offer before the Board of Directors and the Special Committee have had an opportunity to fully explore all available strategic alternatives may preclude the emergence of a financially superior proposal or an alternative transaction.

The Offer is currently open until January 28, 2013, and there is no need for Western Wind shareholders to do anything immediately.

Western Wind urges shareholders to TAKE NO ACTION in response to the Offer at this time and suggests they DO NOT TENDER their Western Wind Shares to the Offer.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

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Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the value of a potential sale of the Company based on expressions of interest received from auction participants, alternative sales discussions with third parties and potential transactions resulting from such discussions. The forward-looking statements included in this press release are based on reasonable assumptions, including that the expressions of interest and discussions with third parties may result in a higher potential sales price and that the Company will be able to successfully negotiate and complete a sale with a third party. Factors that may cause results to vary from anticipations include the risk that the Company may not be able to successfully negotiate a sale on terms more favourable than pursuant to the Offer and even if it is able to negotiate such a sale, that may not be able to satisfy applicable conditions, including receipt of requisite approvals, or complete the transaction. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future outcomes and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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